UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 333-132417-01
Pooled Auto Securities Shelf, LLC
(with respect to Wachovia Auto Owner Trust 2006-A)

(Exact name of registrant as specified in its charter)
301 South College Street, Suite E, Charlotte, NC 28288-5578
(704) 383-4628

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Wachovia Auto Owner Trust 2006-A Asset-Backed Notes, Class A-1
Wachovia Auto Owner Trust 2006-A Asset-Backed Notes, Class A-2
Wachovia Auto Owner Trust 2006-A Asset-Backed Notes, Class A-3
Wachovia Auto Owner Trust 2006-A Asset-Backed Notes, Class A-4
Wachovia Auto Owner Trust 2006-A Asset-Backed Notes, Class B

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	☐	Rule 12h-3 (b)(1)(i)	☒
Rule 12g-4 (a)(1)(ii)	☐	Rule 12h-3 (b)(1)(ii)	☐
Rule 12g-4 (a)(2)(i)	☐	Rule 12h-3 (b)(2)(i)	☐
Rule 12g-4 (a)(2)(ii)	☐	Rule 12h-3 (b)(2)(ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 70
Pursuant to the requirements of the Securities Exchange Act of 1934, Wachovia Bank, National Association, as servicer on behalf of Wachovia Auto Owner Trust 2006-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2007
By: /s/ John M. Gordon
Name: John M. Gordon Title: Vice President